UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

_____________________

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13A-16 OR 15D-16
OF THE SECURITIES EXCHANGE ACT OF 1934

_______________________

For the month of August 2010

Commission File Number: 001-33722

Longtop Financial Technologies Limited (Exact Name of Registrant as Specified in its Charter)
Flat A, 10/F, Block 8, City Garden 233 Electric Road, North Point Hong Kong (86 592) 2396 888 _______________________ (Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F.....X.... Form 40-F.........

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1) :  □

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7) :  □

On August 17, 2010, Longtop Financial Technologies Limited (the “Company”) issued a press release regarding its unaudited financial results for the fiscal quarter ended June 30, 2010. The Company’s press release is furnished as Exhibit 99.1.

The press release of the Company attached as Exhibit 99.1 contains “forward-looking statements” within the meaning of the safe harbor provisions of the Private Securities Litigation Reform Act of 1995.  A description of factors and risks that could cause actual results to differ from those set forth in such forward looking statements is included in the press release and is incorporated herein by reference.

Exhibits.

99.1

Press release regarding financial results for the fiscal quarter ended June 30, 2010.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

DATED:  August 18, 2010                               LONGTOP FINANCIAL TECHNOLOGIES LIMITED

By:  /s/ Derek Palaschuk

Name: Derek Palaschuk

Title: Chief Financial Officer

Longtop Financial Technologies Limited Announces Unaudited Financial Results for the Fiscal Quarter Ended June 30, 2010

Hong Kong, August 17, 2010 – Longtop Financial Technologies Limited (“Longtop”) (NYSE: “LFT”), a leading software developer and solutions provider targeting the financial services industry in China, announced today unaudited financial results for the quarter ended June 30, 2010, which is the first quarter of its fiscal year ending March 31, 2011.

FINANCIAL HIGHLIGHTS

●

Total Revenues of US$48.9 million which Included US$2.4 million in Revenue From Zhongbo, a Business Acquired in Q1 2011, an Increase of 71.6% Year-on-Year (YOY), or 63.2% YoY Excluding the Impact of Zhongbo;

●

Total Software Development Revenues of US$38.7 million, an Increase of 56.8% YoY;

●

Adjusted1 Operating  Income of US$19.1 million, an Increase of 65.4% YoY;

●

Adjusted  Net Income of US$17.9  million, an Increase of 67.3% YoY;

●

Adjusted Diluted Earnings Per Share of US$0.31, an Increase of 55.0% YoY;

●

Full Year Revenue Guidance Increased to US$233.0 million and Adjusted EPS Guidance Increased to US$1.70

“We have commenced our 2011 fiscal year with solid first quarter results. I am pleased to see the continuing strong demand for Longtop’s solutions due to long-term and structural technology growth trends in the financial services industry, which tend to be independent of the macroeconomic environment. Once again, our company-wide effort to extend Longtop’s market leadership was rewarded with strong independent endorsement by IDC, ranking us #1 for banking solutions and #2 in the insurance IT solution market in China during calendar year 2009,” commented Weizhou Lian, CEO of Longtop. “In consideration of our growth momentum, we increase revenue and net income guidance for fiscal 2011.”

FISCAL FIRST QUARTER DETAILED FINANCIAL RESULTS

Revenue

2010 Q1 and 2011 Q1 Revenue-US$000s

	Three months ended
	June 30, 2009	June 30, 2010	% Change
Software Development	$ 24,717	$ 38,744	56.8%
Other Services	$ 3,776	$ 10,142	168.6%
Total Revenue	$ 28,493	$ 48,886	71.6%

Software development revenues of US$38.7 million increased by 56.8% YoY and contributed 79.3% of total revenues. Giantstone, a leading core banking solution provider in China acquired by Longtop in fiscal Q4 2010, contributed US$5.3 million in software revenues in the quarter ended June 30, 2010. Excluding Giantstone, software development revenues for the first quarter would have increased by 35.5%.

Revenues from other services in the first quarter were US$10.1 million, an increase of 168.6% YoY.  Included in other services revenue was US$2.4 million in revenue from the IT outsourcing business of Shenzhen Zhongbokechuang Information Technology Co., Ltd., or Zhongbo, which was acquired by Longtop in April 2010. Excluding Zhongbo, Revenue from other services in the first quarter increased by 105.7% YoY due to increased revenue from the ATM maintenance business.

Total revenues for the quarter ended June 30, 2010, were US$48.9 million, an increase of 71.6% year-on-year (YoY) from US$28.5 million in the corresponding year ago period. Excluding revenues from Giantstone and Zhongbo, total revenues for the first quarter would have increased by 44.8% YoY.

Software Development Revenue by Customer Type-US$000s

	Three months ended
	June 30, 2009	June 30, 2010	% Change (Decrease)
Big Four Banks	$ 11,015	$ 14,929	35.5%
Other Banks	$ 9,397	$ 18,391	95.7%
Insurance	$ 2,705	$ 3,902	44.3%
Enterprises	$ 1,600	$ 1,522	(4.9%)
Total	$ 24,717	$ 38,744	56.8%

Software development revenue from the Big Four Banks in the first quarter ended June 30, 2010 was US$14.9 million, an increase of 35.5% YoY. Big Four Banks accounted for 38.5% of software development revenues for the first quarter, as compared to 44.6% in the corresponding year ago period.

Software development revenue from Other Banks in the first quarter was US$18.4 million, a YoY increase of 95.7%. Other Banks accounted for 47.5% of software development revenues for the three months ended June 30, 2010, as compared to 38.0% in the corresponding year ago period. Excluding US$5.3 million revenue from Giantstone, software development revenue from Other Banks would have increased by 39.8% YoY.

Software development revenue from Insurance was US$3.9 million, a YoY increase of 44.3%. Insurance accounted for 10.1% of software development revenues in the first quarter, as compared to 10.9% in the corresponding year ago period.

Software development revenue from Enterprises was US$1.5 million, a YoY decrease of 4.9% due primarily to the timing of obtaining contracts. Enterprises, which accounted for 3.9% of software development revenues in the first quarter as compared to 6.5% in the corresponding year ago period, is expected to be the fastest growing customer segment for the full fiscal year.

Gross Margins

	Three months ended
	June 30, 2009	June 30, 2010	Change (Decrease)
Adjusted Software Development Gross Margin %	69.1%	63.7%	(5.4%)
Adjusted Other Services Gross Margin %	20.2%	38.0%	17.8%
Adjusted Total Gross Margin %	62.6%	58.4%	(4.2%)
US GAAP Software Development Gross Margin %	66.3%	59.8%	(6.5%)
US GAAP Other Services Gross Margin %	10.6%	36.1%	25.5%
US GAAP Total Gross Margin %	59.0%	54.9%	(4.1%)

Adjusted Total Gross Margin in the first quarter was 58.4%, which was less than guidance of 62.0% primarily due to the inclusion of Zhongbo, which was acquired in Q1 2011 and had not been included in the guidance. Excluding the impact of the Zhongbo acquisition, the Adjusted Total Gross Margin would have been 60.7% and in line with guidance.

The YoY decline in Adjusted Software Development Gross Margin was primarily due to the (i) the inclusion of Giantstone, which has a lower gross margin than Longtop and (ii) in order to meet customer requirements, a larger percentage of the workforce are being located in Beijing where costs per employee are higher.  As the first quarter is expected to be the lowest revenue quarter in fiscal 2011, Adjusted Total Gross Margin is expected to increase in future quarters, and full year Adjusted Total Gross Margin, excluding the impact of the Zhongbo acquisition, is expected to reach the Company’s previous guidance of 66.0%.

At June 30, 2010, Longtop had 2,614 software delivery staff, as compared to 1,804 at June 30, 2009 and 2,492 at March 31,2010.

Operating Expenses

	Three months ended
	June 30, 2009	June 30, 2010	% Change
Adjusted Operating Expenses - US$000s	$ 6,280	$ 9,404	49.7%
Adjusted Operating Expenses - % of revenue	22.0%	19.2%
US GAAP Operating Expenses - US$000s	$ 7,542	$ 13,505	79.1%
US GAAP Operating Expenses - % of revenue	26.4%	27.6%

Adjusted Operating Expenses of US$9.4 million were 19.2% of revenue for the three months ended June 30, 2010, as compared to 22.0% in the corresponding year ago period. Adjusted Operating Expenses which were slightly lower than guidance increased by 49.7% YoY, which was lower than the YoY total revenue growth of 71.6%.

Operating and Net Income

	Three months ended
	June 30, 2009	June 30, 2010	% Change
Adjusted Operating Income - US$000s	$ 11,565	$ 19,129	65.4%
Adjusted Operating Income - % of revenue	40.6%	39.1%
US GAAP Operating Income - US$000s	$ 9,258	$ 13,337	44.1%
US GAAP Operating Income - % of revenue	32.5%	27.3%

Adjusted Operating Income of US$19.1 million in the first quarter represented an increase of 65.4% YoY and exceeded Company guidance of US$18.0 million. Excluding the impact of the Zhongbo acquisition, which contributed US$254,000 in Adjusted Operating Income, Adjusted Operating Margin would have been 40.6%, which is in line with Company guidance of 40%.

	Three months ended
	June 30, 2009	June 30, 2010	% Change
Adjusted Net Income - US$000s	$ 10,691	$ 17,885	67.3%
Adjusted Net Income per Diluted Share	$ 0.20	$ 0.31	55.0%
Adjusted Net Income - % of revenue	37.5%	36.6%
US GAAP Net Income - US$000s	$ 8,384	$ 12,030	43.5%
US GAAP Net Income per Diluted Share	$ 0.16	$ 0.21	31.3%
US GAAP Net Income - % of revenue	29.4%	24.6%

Reconciliation between US GAAP Net Income and Adjusted Net Income

	Three months ended
	June 30, 2009	June 30, 2010	% Change
Adjusted Net Income	$ 10,691	$ 17,885	67.3%

Stock compensation	$ 1,475	$ 2,418	63.9%
Amortization of acquired intangible assets	$ 742	$ 2,444	229.4%
Amortisation of acquired deferred compensation from acquisitions	$ 90	$ 443	392.2%
Acquisition related expenses	$ -	$ 40
Changes in fair value of purchase consideration liability	$ -	$ 510
Sub-total	$ 2,307	$ 5,855	153.8%

US GAAP Net Income	$ 8,384	$ 12,030	43.5%

Adjusted Net Income for the quarter ended June 30, 2010, of US$17.9 million or US$0.31 per fully diluted share represented an increase of 67.3% YoY as compared to Adjusted Net Income of US$10.7 million in the corresponding year ago period, and exceeded Company guidance of US$16.1 million or US$0.28 per fully diluted share.

Unrestricted cash balances at June 30, 2010, were US$342.4 million, giving the Company significant resources for potential acquisitions in the still fragmented financial IT services sector in China.

“We have delivered sound top and bottom line financial results during the first fiscal quarter, which is traditionally our lowest revenue and net income quarter in the fiscal year. The strong outlook, evidenced by a healthy backlog and pipeline in our core software development business, has allowed us to increase guidance, and for the first time in our history we expect to achieve US$100 million in Adjusted Net Income,” commented Derek Palaschuk, CFO of Longtop. “As in previous years, in Q2 and Q3 2011 we expect significant improvements from this quarter in our margins as well as from cash flow from operations.”

OTHER RECENT DEVELOPMENTS

(1)

In April 2010, Longtop acquired the IT outsourcing business of Shenzhen Zhongbokechuang Information Technology Co., Ltd., or Zhongbo, which provides outsourcing services to a leading telecom equipment and IT service provider in China. Subsequently Longtop integrated Zhongbo’s operations with its own non financial services IT outsourcing services division which had 161 employees at June 30, 2010, to form the “Non Financial Services IT Outsourcing Services Division”.  On July 17, 2010, Longtop reduced its ownership of the Non Financial Services IT Outsourcing Services Division, by selling 45% to an unrelated party in China and reserving 15% for future stock grants to employees, and formed a joint-venture with the long-term objective to list the business on a stock exchange in China. The Non Financial Services IT Outsourcing Services Division, which is included within Other Services, contributed US$3.7 million in revenue during Fiscal 2010 and US$3.7 million in Q1 2011 and will not be consolidated after July 17, 2010.   Both the purchase price of Zhongbo and the partial disposal of the non financial services IT outsourcing division involved amounts below US$10 million.

(2)

In July 2010, a trust established by Bloomwell International Limited, which is wholly owned by Hiu Kung Ka (also referred to as Xiaogong Jia), our co-founder and chairman of our board of directors, gifted Longtop shares with a fair value on the date of gift  of US$79.5 million to a number of our current employees. Because Mr. Ka is considered a principal shareholder of our Company, for U.S. GAAP reporting purposes we will record the US$79.5 million value as share-based compensation expense in the quarter ending September 30, 2010. The US$79.5 million share-based compensation expense did not increase the total shares outstanding and had no impact on the cash flow or net assets of the Company.

BUSINESS OUTLOOK

Longtop anticipates, for the quarter ending September 30, 2010:

Total revenues, of US$57.0 million, Adjusted Operating Income of US$27.4 million, Adjusted Net Income of US$24.3 million and Adjusted Diluted Earnings Per Share of US$0.41. Giantstone is expected to contribute US$3.8 million in  software development revenues.

US GAAP Net Loss is expected to be approximately US$68.4, or US$1.17 Per Diluted Share, which is US$92.7 million less than Adjusted Net Income which includes the US$79.5 million share gift as well as the other Non GAAP adjustments normally made.

For the fiscal year ending March 31, 2011:

Total revenues of US$233.0 million, Adjusted Operating Income of US$106.5 million, Adjusted Net Income of US$100.0 million and Adjusted Diluted Earnings Per Share of US$1.70. Giantstone is expected to contribute US$16.0 million in  software development revenues.

US GAAP Net Loss is expected to be approximately US$11.2 million, or US$0.19 Per Diluted Share which is US$111.2 million less than Adjusted Net Income which includes the US$79.5 million share gift as well as the other Non GAAP adjustments normally made.

CONFERENCE CALL AND WEBCAST

Longtop's senior management team will host a conference call and audio web cast at 8:00 PM Eastern Time on August 17, 2010 (or 5:00 PM U.S. Pacific Time on August 17, 2010, and 8:00 AM Beijing/Hong Kong time on August 18, 2010). The conference call will last for approximately one hour.

 The dial-in numbers for the conference call are as follows:

 U.S. Toll Free: 1866 549 1292 (back-up number: +852 3005 2050)

 China Toll Free: 400 681 6949 (back-up number: +852 3005 2050)

 Hong Kong and International: +852 3005 2050.

 Passcode: 765115#

Additionally, a live and archived web cast of this call will be available on Longtop's website at http://en.longtop.com/

NON-GAAP DISCLOSURE (“ADJUSTED”)

To supplement the unaudited consolidated financial statements presented in accordance with United States Generally Accepted Accounting Principles ("GAAP"), Longtop's management reports and uses non-GAAP (“Adjusted”) measures of cost of revenues, operating expenses, net income, fully diluted net income per share gross margin, operating margin and net income margin, which are adjusted from results based on GAAP.  To supplement our financial results presented on a GAAP basis, we use the non-GAAP measures to exclude certain business combination accounting entries and expenses related to acquisitions, as well as other significant expenses including stock-based compensation that we believe are helpful in understanding our past financial performance and our future results. Our management regularly uses our supplemental non-GAAP financial measures internally to understand, manage and evaluate our business and make operating decisions. These non-GAAP measures are among the primary factors management uses in planning for and forecasting future periods. Compensation of our executives is based in part on the performance of our business based on these non-GAAP measures.  Management believes these non-GAAP financial measures enhance the user's overall understanding of our current financial performance and our prospects for the future. Specifically, we believe the non-GAAP financial measures provide useful information to both management and investors by excluding certain items that we believe are not indicative of our core operating results. The presentation of this additional information is not meant to be considered superior to, in isolation from or as a substitute for results prepared in accordance with US GAAP. We encourage investors to examine the reconciling adjustments between the GAAP and non-GAAP measures contained in this release and which we discuss below.  Readers are cautioned not to view non-GAAP results on a stand-alone basis or as a substitute for results under GAAP, or as being comparable to results reported or forecasted by other companies.

Definitions of Non-GAAP Measures

Adjusted Cost of Revenue is defined as cost of revenue excluding, if applicable: (1) non-cash compensation expense and (2) amortization and charges for impairment of acquired intangibles.

Adjusted Gross Margin is defined as Total Revenue less Adjusted Cost of Revenue.

Adjusted Operating Expenses is defined as operating expenses excluding, if applicable: (1) non-cash compensation expense, (2) amortization of acquired intangibles, deferred compensation arising on acquisition and goodwill and intangible asset impairment, (3) acquisition related expenses such as fees paid to investment bankers, due diligence and legal costs paid to third parties which would have, prior to April 1, 2009, been included as a cost of acquisition under GAAP; (4) post acquisition adjustments to the fair value of contingent consideration which would have, prior to April 1, 2009, been included as a cost of acquisition under GAAP or (5) one-time items.

Adjusted Operating Income is defined as Adjusted Gross Margin less Adjusted Operating Expenses.

Adjusted Net Income is defined as Adjusted Operating Income plus/minus other income/(expenses), less income taxes, excluding if applicable: (1) one-time items and  (2) discontinued operations.

Adjusted EPS is defined as Adjusted Net Income divided by diluted shares.

One-Time Items, if applicable, are excluded from Adjusted Operating Income and Adjusted Net Income.  These items are one-time in nature and non-recurring, infrequent or unusual, and have not occurred in the past two years or are not expected to recur in the next two years. GAAP results include one-time items.

Expenses That Are Excluded From Our Non-GAAP Measures

Non-cash compensation expense consists principally of expense associated with the grants, including unvested grants assumed in acquisitions, of restricted stock, restricted stock units and stock options. These expenses are not paid in cash, and we include the related shares in our fully diluted shares outstanding which, for restricted stock units and stock options, are included on a treasury method basis. Longtop's management believes excluding the share-based compensation expense from its non-GAAP financial measure is useful for itself and investors. Although share-based compensation is a key incentive offered to our employees and especially our senior management, and we believe such compensation contributed to the revenues earned during the periods presented and also believe it will contribute to the generation of future period revenues, as share-based compensation expense does not involve any upfront or subsequent cash outflow, Longtop does not factor this in when evaluating and approving expenditures or when determining the allocation of its resources to its business segments. As a result, the monthly financial results for internal reporting and any performance measure for commission and bonus are based on non-GAAP financial measures that exclude share-based compensation expense.   If we had included share-based compensation expenses in our Non-GAAP Adjusted Net Income in Q1 2011 , Adjusted Net Income would have been US$2.4  million lower or US$15.5 million for the twelve months ended March 31, 2010, and our Adjusted Net Income margin would have been 4.9% lower.

Goodwill and intangible asset impairment and amortization of acquired intangibles is a non-cash expense relating to acquisitions. At the time of an acquisition, the intangible assets of the acquired company, such as backlog, customer relationships, and intellectual property, are valued and amortized over their estimated lives. While it is likely that we will have significant intangible amortization expense as we continue to acquire companies, we have excluded the effect of amortization of intangible assets from our non-GAAP financial measures. Amortization of intangible assets is inconsistent in amount and frequency and is significantly affected by the timing and size of our acquisitions. Investors should note that the use of intangible assets contributed to revenues earned during the periods presented and will contribute to future period revenues as well.

Acquisition proceeds allocated to deferred compensation arises where a portion of the purchase price paid to shareholders is considered compensation expense rather than purchase price under US GAAP. Deferred compensation arising on acquisition is inconsistent in amount and frequency and is significantly affected by the timing and size of our acquisitions. Investors should note that the use of deferred compensation arising on acquisition contributed to revenues earned during the periods presented and will contribute to future period revenues as well.

Prior to  April 1, 2009, acquisition-related expenses such as fees paid to investment bankers, due diligence and legal costs paid to third parties were capitalized as part of the cost of the acquisition. Subsequent to April 1, 2009, such costs are required to be recorded as an operating expense when incurred. These acquisition-related expenses are not related to the performance of our business lines, are inconsistent in amount and frequency and are significantly affected by the timing and size of our acquisitions.

Prior to April 1, 2009, contingent consideration was generally recorded as a additional purchase price when the contingencies resolved and the consideration became payable.  Subsequent to April 1, 2009, we are required to estimate and record the fair value of contingent acquisition consideration as of the acquisition date.  Contingent consideration is re-measured at fair value in each reporting period with changes in fair value recognized in earnings. The contingent acquisition consideration, is inconsistent in amount and frequency, and is significantly affected by the timing and size of our acquisitions.

Safe Harbor Statement Under the Private Securities Litigation Reform Act of 1995

It is currently expected that the Business Outlook will not be updated until the release of Longtop’s next quarterly earnings announcement; however, Longtop reserves the right to update its Business Outlook at any time for any reason.

This announcement contains forward-looking statements within the meaning of the safe harbor provisions of the Private Securities Litigation Reform Act of 1995, including those with respect to our anticipated operating results for the quarter ending Sept 30, 2010 and fiscal year ending March 31, 2011, efforts taken to improve efficiency, strengthen management, manage the Company’s growth and the Company’s competitive position. In some cases, you can identify forward-looking statements by such terms as ''believes,'' ''expects,'' ''anticipates,'' ''intends,'' ''estimates,'' the negative of these terms, or other comparable terminology. Factors that could cause actual results to differ include the growth of the financial services industry in China; the amount and seasonality of IT spending by banks and other financial services companies; competition and potential pricing pressures; our revenue growth and solution and service mix; our ability to successfully develop, introduce and market new solutions and services; our ability to effectively manage our operating costs and expenses; our reliance on a limited number of customers that account for a high percentage of our revenues; a possible future shortage or limited availability of employees; general economic and business conditions; the volatility of our operating results and financial condition; our ability to attract or retain qualified senior management personnel and research and development staff; the outbreak of health epidemics; the relocation of our headquarters; People’s Republic of China, or PRC, regulatory changes and interpretations;  and other risks detailed in the Company's filings with the Securities and Exchange Commission. These forward-looking statements involve known and unknown risks and uncertainties and are based on current expectations, assumptions, estimates and projections about the companies and the industry. The Company undertakes no obligation to update forward-looking statements to reflect subsequent occurring events or circumstances, or to changes in its expectations, except as may be required by law. Although the Company believes that the expectations expressed in these forward looking statements are reasonable, they cannot assure you that their expectations will turn out to be correct, and investors are cautioned that actual results may differ materially from the anticipated results. Our actual results of operations for the quarter and year ended June 30, 2010, are not necessarily indicative of our operating results for any future periods. Any projections in this release are based on limited information currently available to us, which is subject to change.

About Longtop Financial Technologies Limited

Longtop is a leading software development and solutions provider targeting the financial services industry in China. Longtop develops and delivers a comprehensive range of software applications and solutions with a focus on meeting the rapidly growing IT needs of the financial services institutions in China. Longtop is the highest ranked Chinese financial technology provider on the Global FinTech 100 survey of top technology partners to the financial services industry. Independent research firm IDC has also named Longtop the No.1 market share leader in China’s Banking IT solution market and the No.2 market share leader in China’s Insurance IT solution market in calendar year 2009. Headquartered in Beijing, Longtop has six solution delivery centers, three research and development centers and 95 ATM service centers located in 27 out of 31 provinces in China.

For more information, please visit: http://en.longtop.com/.

Contact us

For Investors:

Longtop Financial Technologies Limited

Charles Zhang, CFA

Email: ir@longtop.com

Phone: +86 10 8421 7758

For Media:

IR Inside BV

Caroline Straathof

Email: caroline.straathof@irinside.com

Phone: +31 6 5462 4301

UNAUDITED CONSOLIDATED BALANCE SHEETS

	March 31,2010	June 30, 2010
	(In U.S. dollar thousands, except share and per share data)

Assets
Current assets:
Cash and cash equivalents	$ 331,889	$ 342,429
Restricted cash	8,904	2,198
Accounts receivable, net	65,581	72,518
Inventories	6,381	8,191
Amounts due from related parties	1,029	485
Deferred tax assets	250	263
Other current assets	13,967	18,570

Total current assets	428,001	444,654

Fixed assets, net	26,343	26,330
Prepaid land use right	5,064	5,063
Intangible assets, net	45,676	46,550
Goodwill	96,323	102,063
Deferred tax assets	1,443	1,443
Other assets	3,334	2,966

Total assets	$ 606,184	$ 629,069

Liabilities and equity
Current liabilities:
Short-term borrowings	$ 169	$ 8,839
Accounts payable	14,963	12,809
Deferred revenue	25,725	21,524
Amounts due to related parties	156	204
Deferred tax liabilities	1,430	1,680
Accrued and other current liabilities	44,380	48,740

Total current liabilities	86,823	93,796

Long-term liabilities:
Deferred tax liabilities	6,842	7,628
Other non-current liabilities	22,517	19,715

Total liabilities	116,182	121,139

Equity:
Ordinary shares $0.01 par value (1,500,000,000 shares authorized, 56,231,188 and 56,434,938 shares issued and outstanding as of March 31, 2010 and June 30, 2010, respectively)	$ 562	$ 564
Additional paid-in capital	381,262	384,723
Retained earnings	88,542	100,572
Accumulated other comprehensive income	19,636	22,071

Total equity	490,002	507,930

Total liabilities and equity	$ 606,184	$ 629,069

UNAUDITED CONSOLIDATED STATEMENTS OF OPERATIONS

	Three Months Ended
	June 30,2009	June 30,2010
	(In U.S. dollar thousands, except share and per share data)

Revenues:
Software development	$ 24,717	$ 38,744
Other services	3,776	10,142
Total revenues	28,493	48,886

Cost of revenues:
Software development	8,319	15,567
Other services	3,374	6,477
Total cost of revenues	11,693	22,044
Gross profit	16,800	26,842

Operating expenses:
Research and development	1,517	2,220
Sales and marketing	3,259	7,268
General and administrative	2,766	4,017
Total operating expenses	7,542	13,505
Income from operations	9,258	13,337

Other income (expenses):
Interest income	1,008	1,494
Interest expense	(16)	(32)
Other income, net	85	63

Total other income	1,077	1,525

Income before income tax expense	10,335	14,862
Income tax expense	(1,951)	(2,832)
Net income	8,384	12,030

Net income per share:
Basic ordinary share	$ 0.16	$ 0.21
Diluted	$ 0.16	$ 0.21

Shares used in computation of net income per share:
Basic ordinary share	51,191,640	56,390,577
Diluted	53,237,958	58,327,801

Includes share-based compensation related to:
Cost of revenues software development	$ 438	$ 866
Cost of revenues other services	69	144
General and administrative expenses	440	487
Sales and marketing expenses	428	771
Research and development expenses	100	150

UNAUDITED CONSOLIDATED ADJUSTED STATEMENTS OF OPERATIONS

	Three Months Ended
	June 30,2009	June 30,2010

	(In U.S. dollar thousands, except share and per share data)
Revenues:
Software development	24,717	38,744
Other services	3,776	10,142
Total revenues	28,493	48,886

Cost of revenues:
Software development	8,319	15,567
Other services	3,374	6,477
Total cost of revenues	11,693	22,044

Cost of revenue adjustments:
Share-based compensation software development	(438)	(866)
Share-based compensation other services	(69)	(144)
Amortization of acquired intangible assets other services	(257)	(15)
Amortization of acquired intangible assets software development	(191)	(297)
Amortization of deferred compensation other services	(33)	(33)
Amortization of deferred compensation software development	(57)	(336)

Adjusted cost of revenues:
Software development	7,633	14,068
Other services	3,015	6,285
Total adjusted cost of revenues	10,648	20,353

Gross profit	16,800	26,842

Adjusted gross profit	17,845	28,533

Operating expenses:
Research and development	1,517	2,220
Sales and marketing	3,259	7,268
General and administrative	2,766	4,017
Total operating expenses	7,542	13,505

Operating expense adjustments:
Share-based compensation research and development	(100)	(150)
Share-based compensation sales and marketing	(428)	(771)
Share-based compensation general and administrative	(440)	(487)
Amortization of acquired intangible assets sales and marketing	(230)	(2,051)
Amortization of acquired intangible assets general and administrative	(64)	(81)

Acquisition related expenses general and administrative	-	(40)
Amortization of deferred compensation sales and marketing	-	(37)
Amortization of deferred compensation general and administrative	-	(37)
Changes in fair value of purchase consideration liability	-	(447)

Adjusted operating expenses:
Research and development	1,417	2,070
Sales and marketing	2,601	4,409
General and administrative	2,262	2,925
Total adjusted operating expenses	6,280	9,404

Income from operations	9,258	13,337

Adjusted income from operations	11,565	19,129

Other income (expenses):
Interest income	1,008	1,494
Interest expense	(16)	(32)
Other income, net	85	63

Total other income	1,077	1,525

Other income adjustments:
Changes in fair value of purchase consideration liability	-	63

Adjusted other income (expenses):
Interest income	1,008	1,494
Interest expense	(16)	31
Other income, net	85	63
Total adjusted other income	1,077	1,588

Income before income tax expense	10,335	14,862

Adjusted income before income tax expense	12,642	20,717

Income tax expense	(1,951)	(2,832)

Net income	8,384	12,030

Adjusted net income	10,691	17,885

Net income per share:
Basic ordinary share	$ 0.16	$ 0.21
Diluted	$ 0.16	$ 0.21

Adjusted net income per share:
Basic ordinary share	$ 0.21	$ 0.32
Diluted	$ 0.20	$ 0.31

Shares used in computation of net income and adjusted net income per share:
Basic ordinary share	51,191,640	56,390,577
Diluted	53,237,958	58,327,801

UNAUDITED CONSOLIDATED STATEMENTS OF CASH FLOWS
	Three Months Ended
	June 30,2009	June 30,2010

	(In U.S. dollar thousands, except share and per share data)
Cash flows from operating activities:
Net income	$ 8,384	$ 12,030

Adjustments to reconcile net income to net cash provided by operating activities:
Share-based compensation	1,474	2,418
Depreciation of fixed assets	703	875
Amortization of intangible assets	833	2,570
Provision for doubtful accounts	(26)	154
Change in fair value of contingent consideration	-	447
Loss on disposal of fixed assets	5	233

Deferred income taxes	307	248

Changes in assets and liabilities, net of effects of acquisitions:
Accounts receivable	(11,347)	(7,074)
Inventories	816	(1,796)
Other current assets	(5,657)	(4,665)
Amounts due from related parties	(498)	541
Prepaid land use right	27	28
Other non-current assets	91	53
Other non-current liabilities	4	(2,996)
Accounts payable	(821)	(2,441)
Deferred revenue	(274)	(4,181)
Amounts due to related parties	19	47
Accrued and other current liabilities	(1,968)	3,019

Net cash used in operating activities	(7,928)	(490)

Cash flows from investing activities:
Change in restricted cash	425	6,706
Purchase of fixed assets	(3,902)	(614)
Purchase of intangible assets	(138)	(41)
Acquisitions, net of cash acquired	(16,779)	(2,899)
Deposit made on acquisition	-	(2,708)

Net cash provided by (used in) investing activities	(20,394)	444

Cash flows from financing activities:
Proceeds from short-term borrowings	4,391	8,794
Stock options exercised	824	1,045
Payment of capital lease obligations	(187)	(166)
Payment of acquisition consideration	-	(564)

Net cash provided by financing activities	5,028	9,109

Effect of exchange rates differences	120	1,477

Net increase (decrease) in cash and cash equivalents	(23,174)	10,540

Cash and cash equivalents, beginning of period	238,295	331,889
Cash and cash equivalents, end of period	$ 215,121	$ 342,429

Supplemental disclosure of cash flow information:
Income taxes paid	$ 1,471	$ 1,837
Interest paid	$ 16	$ -

Footnotes

1 Explanation of the Company's Adjusted (i.e. non-GAAP) financial measures and the related reconciliations to GAAP financial measures are included in the accompanying "Non-GAAP Disclosure" and the "Consolidated Adjusted Statements of Operations".